Exhibit 99.1

Sprott Asset Management 200 Bay Street, Suite 2600 Toronto, Ontario, Canada M5J 2J1

March 22, 2019

Dear Mr. Ciampaglia,

As a precious metal custodian, the RCM regularly reviews its pricing policies in relation to its allocated storage accounts to ensure that RCM is being adequately compensated for services rendered.

320 SUSSEX DRIVE 320, PROMENADE SUSSEX OTTAWA ON K1A 0G8 CANADA 613-993-3500 MINT.CA MONNAIE.CA

Following the recent request to begin selecting specific bars for withdrawals, the RCM has identified that such withdrawals will require a considerably higher level of effort to fulfill, placing a further strain on RCM’s operations given the significant high-volume withdrawal requests we are currently receiving from your firm.

In consideration of the above, RCM is proposing an increase in withdrawal fees of up to 1.5% for gold and up to 2.5% for silver withdrawn under the Sprott Gold and Silver Physical Trust account. This will compensate RCM for its efforts described above, as well as continuing to ensure that your firm’s long-term holders are not bearing the cost of frequent high-volume withdrawals through the introduction of higher monthly storage fees. This increase is effective for all currently pending and future withdrawals.

We thank you for your understanding, and for your valued business. Should you have any questions or concerns regarding this proposal, we remain available to discuss.

Sincerely,

/s/ Amanda Bernier
Amanda Bernier
Sales Director, Bullion, Storage & Refining Solutions
Royal Canadian Mint
Tel: 613-618-1754
E-mail: berniera@mint.ca